

October 17, 2012

<u>Via E-mail</u>
Rishi Varma
Vice President and General Counsel
TPC Group, Inc.
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2012**
> **File No. 001-34727**

Dear Mr. Varma:

We have reviewed your response letter, dated October 4, 2012, and we have the following additional comment.

<u>General</u>

1. We note that on October 9, 2012, the company filed definitive additional proxy soliciting materials concerning a non-binding proposal from Innospec Inc. and Blackstone that the company's Board of Directors reasonably expects to lead to a superior proposal. Please revise the disclosure in your preliminary proxy statement to discuss this proposal including the identities of the potential offerors, the proposed purchase price range, and the status of current conditions surrounding the potential offer (i.e., that the Board of Directors has authorized discussions and negotiations with Innospec and Blackstone and is making arrangements to facilitate their due diligence review). Additionally, please disclose, if true, that the company could receive such superior offer either prior to or after the shareholder vote is held. In each case, please describe the steps the company will take to communicate the offer, or lack thereof, and the company's decision to shareholders, and the circumstances, if any, under which the company would resolicit the shareholder vote.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: M. Breen Haire (*via e-mail*)
         Baker Botts L.L.P.